UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:    November 14, 2016

Financial Results

for the Six Months

ended September 30, 2016

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

Consolidated				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2016	Change	Sep. 30, 2015
Consolidated gross profit	1	1,417,453	(95,276)	1,512,729
Net interest income	2	660,572	(122,159)	782,731
Trust fees	3	1,671	271	1,400
Net fees and commissions	4	464,074	(28,847)	492,921
Net trading income	5	122,394	13,692	108,702
Net other operating income	6	168,740	41,766	126,974
General and administrative expenses	7	(882,029)	(29,785)	(852,244)
Equity in gains (losses) of affiliates	8	12,719	56,108	(43,389)
Consolidated net business profit	9	548,143	(68,952)	617,095
Total credit cost	10	(54,785)	(30,646)	(24,139)
Credit costs	11	(63,871)	(26,791)	(37,080)
Write-off of loans	12	(35,116)	(640)	(34,476)
Provision for reserve for possible loan losses	13	(26,109)	(26,109)	-
Others	14	(2,645)	(42)	(2,603)
Gains on reversal of reserve for possible loan losses	15	-	(2,985)	2,985
Recoveries of written-off claims	16	9,085	(870)	9,955
Gains (losses) on stocks	17	17,417	(14,763)	32,180
Other income (expenses)	18	3,476	(3,211)	6,687
Ordinary profit	19	514,251	(117,573)	631,824
Extraordinary gains (losses)	20	26,814	27,806	(992)
Gains (losses) on disposal of fixed assets	21	(782)	(2,779)	1,997
Losses on impairment of fixed assets	22	(1,751)	1,008	(2,759)
Gains on step acquisitions	23	29,325	29,325	-
Income before income taxes	24	541,066	(89,766)	630,832
Income taxes - current	25	(110,289)	45,325	(155,614)
Income taxes - deferred	26	(23,048)	9,061	(32,109)
Profit	27	407,727	(35,382)	443,109
Profit attributable to non-controlling interests	28	(48,529)	6,442	(54,971)
Profit attributable to owners of parent	29	359,198	(28,939)	388,137
Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Sep. 30, 2016		Mar. 31, 2016
			Change
Consolidated subsidiaries	30	366	25	341
Equity method affiliates	31	58	(1)	59

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2016	Change	Sep. 30, 2015
Gross banking profit	1	914,027	111,044	802,983
Gross domestic profit	2	667,455	128,265	539,190
Net interest income	3	539,914	101,660	438,254
Trust fees	4	866	44	822
Net fees and commissions	5	91,962	(3,479)	95,441
Net trading income	6	495	(521)	1,016
Net other operating income	7	34,216	30,561	3,655
Gains (losses) on bonds	8	18,317	18,860	(543)
Gross international profit	9	246,572	(17,221)	263,793
Net interest income	10	99,964	(33,692)	133,656
Net fees and commissions	11	59,949	(8,521)	68,470
Net trading income	12	38,611	12,519	26,092
Net other operating income	13	48,046	12,472	35,574
Gains (losses) on bonds	14	39,720	18,640	21,080
Expenses (excluding non-recurring losses)	15	(401,999)	(3,179)	(398,820)
Overhead ratio	16	44.0%	(5.7%)	49.7%
Personnel expenses	17	(161,814)	(133)	(161,681)
Non-personnel expenses	18	(215,598)	(2,706)	(212,892)
Taxes	19	(24,585)	(340)	(24,245)
Banking profit (before provision for general reserve for possible loan losses)	20	512,028	107,865	404,163
Gains (losses) on bonds	21	58,037	37,501	20,536
Provision for general reserve for possible loan losses	22	10,407	10,407	-
Banking profit	23	522,435	118,272	404,163
Non-recurring gains (losses)	24	(42,172)	(53,017)	10,845
Credit costs	25	(6,453)	(3,907)	(2,546)
Gains on reversal of reserve for possible loan losses	26	-	(25,219)	25,219
Recoveries of written-off claims	27	4,045	(841)	4,886
Gains (losses) on stocks	28	15,080	13,980	1,100
Other non-recurring gains (losses)	29	(54,844)	(37,030)	(17,814)
Ordinary profit	30	480,262	65,254	415,008
Extraordinary gains (losses)	31	(1,804)	(2,408)	604
Gains (losses) on disposal of fixed assets	32	(310)	(2,693)	2,383
Losses on impairment of fixed assets	33	(1,494)	284	(1,778)
Income before income taxes	34	478,457	62,845	415,612
Income taxes - current	35	(66,459)	44,063	(110,522)
Income taxes - deferred	36	(13,903)	5,904	(19,807)
Net income	37	398,094	112,812	285,282

Total credit cost (22+25+26+27)	38	7,999	(19,559)	27,558
Provision for general reserve for possible loan losses	39	10,407	(1,417)	11,824
Write-off of loans	40	(211)	171	(382)
Provision for specific reserve for possible loan losses	41	(4,584)	(17,939)	13,355
Losses on sales of delinquent loans	42	(1,881)	283	(2,164)
Provision for loan loss reserve for specific overseas countries	43	224	185	39
Recoveries of written-off claims	44	4,045	(841)	4,886

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2016		Six months ended Sep. 30, 2015
	Three months ended Jun. 30, 2016	Three months ended Sep. 30, 2016		Change
Yield on interest earning assets (A)			1.63	0.33	1.30
Interest earned on loans and bills discounted (C)	1.13	1.05	1.09	(0.15)	1.24
Interest earned on securities			3.75	2.14	1.61
Total cost of funding (including expenses) (B)			0.72	(0.01)	0.73
Cost of interest bearing liabilities			0.04	(0.02)	0.06
Interest paid on deposits, etc. (D)	0.01	0.01	0.01	(0.02)	0.03
Interest paid on other liabilities			0.30	0.14	0.16
Expense ratio			0.68	0.01	0.67
Overall interest spread (A) - (B)			0.91	0.34	0.57
Interest spread (C) - (D)	1.12	1.04	1.08	(0.13)	1.21

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.15	1.12	1.13	(0.11)	1.24
Interest spread (E) - (D)	1.14	1.11	1.12	(0.09)	1.21

3. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2016		Six months ended Sep. 30, 2015
		Change
Gains (losses) on bonds	58,037	37,501	20,536
Gains on sales	64,293	30,448	33,845
Losses on sales	(4,692)	5,020	(9,712)
Gains on redemption	0	0	0
Losses on redemption	(1,562)	2,033	(3,595)
Losses on devaluation	-	-	-

Gains (losses) on stocks	15,080	13,980	1,100
Gains on sales	27,801	(5,952)	33,753
Losses on sales	(7,891)	(2,691)	(5,200)
Losses on devaluation	(4,830)	22,623	(27,453)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2016					Mar. 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	1,716,367	13,402	(3,166)	13,402	-	2,267,598	16,568
Other securities	2	20,318,006	1,778,220	(129,292)	1,908,633	130,412	23,133,426	1,907,512
Stocks	3	3,351,223	1,453,620	(119,381)	1,506,368	52,747	3,511,883	1,573,001
Bonds	4	9,018,209	103,552	(5,634)	106,550	2,997	10,893,090	109,186
Japanese government bonds	5	6,259,205	57,849	(4,590)	59,248	1,399	8,105,050	62,439
Others	6	7,948,572	221,047	(4,278)	295,715	74,667	8,728,452	225,325
Foreign bonds	7	5,607,962	4,856	(20,395)	24,621	19,764	6,484,214	25,251
Other money held in trust	8	4,315	-	-	-	-	5,163	-
Total	9	22,038,688	1,791,623	(132,458)	1,922,036	130,412	25,406,188	1,924,081
Stocks	10	3,351,223	1,453,620	(119,381)	1,506,368	52,747	3,511,883	1,573,001
Bonds	11	10,734,576	116,954	(8,801)	119,952	2,997	13,160,688	125,755
Others	12	7,952,888	221,047	(4,278)	295,715	74,667	8,733,616	225,325

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2016					Mar. 31, 2016
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	1,440,438	10,202	(3,593)	10,202	-	1,980,811	13,795
Stocks of subsidiaries and affiliates	14	4,015,034	(53,907)	(19,015)	5,324	59,231	3,579,632	(34,892)
Other securities	15	17,742,811	1,544,035	(124,634)	1,664,718	120,682	20,717,533	1,668,669
Stocks	16	3,244,168	1,373,467	(113,996)	1,422,554	49,087	3,400,301	1,487,463
Bonds	17	8,451,984	98,531	(5,238)	101,442	2,910	10,290,243	103,769
Japanese government bonds	18	6,002,954	55,601	(4,279)	56,981	1,379	7,816,547	59,880
Others	19	6,046,659	72,036	(5,400)	140,721	68,684	7,026,988	77,436
Foreign bonds	20	4,091,491	(1,454)	(21,689)	16,183	17,638	5,153,769	20,235
Total	21	23,198,284	1,500,330	(147,242)	1,680,244	179,914	26,277,977	1,647,572
Stocks	22	4,623,187	1,359,604	(117,536)	1,427,878	68,274	4,642,919	1,477,140
Bonds	23	9,892,422	108,734	(8,831)	111,644	2,910	12,271,054	117,565
Others	24	8,682,674	31,992	(20,874)	140,721	108,729	9,364,003	52,866

Notes	1. The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

2.   Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.

3.   Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

      Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 16 million yen and gains of 871 million yen were recognized in the statements of income for the six months ended September 30, 2016 and for the year ended March 31, 2016, respectively.

4.   Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2016					Mar. 31, 2016

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	1,884.4	6,947.7	745.9	314.4	9,892.4	2,778.0	8,507.4	591.0	394.6	12,271.1
Japanese government bonds	1,669.3	5,511.7	100.8	161.6	7,443.4	2,522.7	7,021.7	-	252.9	9,797.4
Japanese local government bonds	-	13.0	30.2	0.0	43.3	-	4.6	3.1	0.0	7.7
Japanese corporate bonds	215.1	1,423.0	614.9	152.8	2,405.8	255.3	1,481.1	587.9	141.7	2,466.0

Others	1,063.7	1,036.3	1,317.7	1,142.6	4,560.2	1,424.4	1,416.8	1,282.1	1,382.8	5,506.1

Total	2,948.1	7,984.0	2,063.6	1,457.0	14,452.7	4,202.4	9,924.1	1,873.1	1,777.5	17,777.1

6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated								(Billions of yen)
		Sep. 30, 2016				Mar. 31, 2016
				Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (a) - (b)	Net deferred gains (losses)
		Assets (a)	Liabilities (b)			Assets (a)	Liabilities (b)

	Interest rate swaps	285.9	99.8	186.1	140.4	313.6	163.2	150.4	108.1

	Currency swaps	76.9	10.7	66.2	12.4	117.7	482.3	(364.6)	11.5

	Others	4.2	0.4	3.8	93.3	4.6	0.9	3.7	(41.1)

Total		367.0	110.9	256.1	246.1	435.9	646.4	(210.5)	78.6
Notes 1.	Derivative transactions are valuated at fair value on the balance sheet.
2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.
Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity (Billions of yen)
		Sep. 30, 2016				Mar. 31, 2016

		1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
	Receivable fixed rate / payable floating rate	2,028.2	19,999.4	6,457.5	28,485.1	2,932.0	20,282.4	7,379.1	30,593.5
	Receivable floating rate / payable fixed rate	1,278.4	9,334.9	4,415.8	15,029.1	1,188.5	9,133.5	6,205.4	16,527.5

Total		3,306.6	29,334.3	10,873.2	43,514.2	4,120.5	29,415.9	13,584.5	47,120.9

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2017		At the beginning of FY3/2016
			Change
Fair value of plan assets	(A)	1,357,175	(64,093)	1,421,268
Projected benefit obligation	(B)	1,202,471	119,362	1,083,109
Net surplus (deficit)	(A-B)	154,704	(183,455)	338,159
Net defined benefit asset		203,274	(172,981)	376,255
Net defined benefit liability		48,570	10,474	38,096

Measurements of defined benefit plans (before tax effect deduction)		103,824	174,418	(70,594)
	Unrecognized prior service cost (deductible from the obligation)	(808)	148	(956)
	Unrecognized net actuarial gain (loss)	104,633	174,270	(69,637)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2016		Six months ended Sep. 30, 2015
			Change
Retirement benefit expenses		39,410	15,517	23,893
SMBC non-consolidated
(1) Projected benefit obligation
(Millions of yen)
		At the beginning of FY3/2017		At the beginning of FY3/2016
			Change
Projected benefit obligation	(A)	1,008,072	92,390	915,682
<Discount rate>		<0.34%>	<(0.66)%>	<1.00%>
Fair value of plan assets	(B)	1,196,835	(76,484)	1,273,319
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	279,917	(13,165)	293,082
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	91,153	155,706	(64,553)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2016		Six months ended Sep. 30, 2015
			Change
Retirement benefit expenses		28,587	10,042	18,545
Service cost		15,259	2,104	13,155
Interest cost on projected benefit obligation		1,713	(2,865)	4,578
Expected returns on plan assets		(18,344)	(466)	(17,878)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		25,726	9,834	15,892
Others		4,232	1,435	2,797

Sumitomo Mitsui Financial Group

8.	Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 130.1 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 3.6 billion yen, Potentially bankrupt borrowers: 3.2 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.4 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	47,140	0.1	2,392	44,748	0.1
Non-accrual loans	528,527	0.7	(65,550)	594,077	0.8
Past due loans (3 months or more)	17,757	0.0	(2,088)	19,845	0.0
Restructured loans	266,380	0.4	(318)	266,698	0.3
Total	859,806	1.1	(65,564)	925,370	1.2

Total loans (period-end balance)	75,966,141	100.0	900,061	75,066,080	100.0

Amount of direct reduction	276,863		3,854	273,009
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	42,827	0.1	2,921	39,906	0.1
Non-accrual loans	338,789	0.5	(71,231)	410,020	0.6
Past due loans (3 months or more)	6,625	0.0	2,051	4,574	0.0
Restructured loans	102,942	0.1	(3,129)	106,071	0.1
Total	491,185	0.7	(69,388)	560,573	0.8

Total loans (period-end balance)	71,081,261	100.0	1,804,526	69,276,735	100.0

Amount of direct reduction	123,730		2,044	121,686
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	588,279	68.42	(36,740)	625,019	67.54
General reserve	377,871		(17,675)	395,546
Specific reserve	209,223		(18,938)	228,161
Loan loss reserve for specific overseas countries	1,184		(127)	1,311

Amount of direct reduction	320,321		18,338	301,983
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	324,775	66.12	(32,411)	357,186	63.72
General reserve	210,890		(10,407)	221,297
Specific reserve	112,928		(21,780)	134,708
Loan loss reserve for specific overseas countries	955		(224)	1,179

Amount of direct reduction	130,106		280	129,826

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2016		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	159,570	(18,489)	178,059
Doubtful assets	453,014	(73,749)	526,763
Substandard loans	284,542	(3,379)	287,921
Total (A)	897,128	(95,615)	992,743
Normal assets	86,101,313	521,907	85,579,406
Grand total (B)	86,998,441	426,291	86,572,150
NPL ratio (A/B)	1.03	(0.12)	1.15

			(Millions of yen)
	Sep. 30, 2016		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Total coverage (C)	710,966	(96,578)	807,544
Reserve for possible loan losses (D)	213,722	(16,933)	230,655
Amount recoverable by guarantees, collateral and others (E)	497,244	(79,645)	576,889

			(%)
Coverage ratio (C) / (A)	79.25	(2.09)	81.34
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	121.00	(0.07)	121.07

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	53.45	(2.02)	55.47
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	147.11	(3.19)	150.30

SMBC non-consolidated		(Millions of yen, %)
	Sep. 30, 2016		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	118,291	(17,313)	135,604
Doubtful assets	294,255	(82,111)	376,366
Substandard loans	109,568	(1,078)	110,646
Total (A)	522,115	(100,502)	622,617
Normal assets	80,826,211	1,780,154	79,046,057
Grand total (B)	81,348,327	1,679,653	79,668,674
NPL ratio (A/B)	0.64	(0.14)	0.78
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2016		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Total coverage (C)	454,545	(95,373)	549,918
Reserve for possible loan losses* (D)	136,711	(22,256)	158,967
Amount recoverable by guarantees, collateral and others (E)	317,834	(73,117)	390,951
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	87.06	(1.26)	88.32
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	123.08	(6.48)	129.56

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	66.92	(1.70)	68.62
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	158.98	(20.46)	179.44

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen)

	Sep. 30, 2016 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2016	Amount of off-balancing	Mar. 31, 2016 (b)
Bankrupt and quasi-bankrupt assets	118.3	(17.3)	17.9	(35.2)	135.6
Doubtful assets	294.3	(82.1)	38.1	(120.2)	376.4
Total	412.5	(99.5)	56.0	(155.4)	512.0

Result of measures connected to off-balancing (*1)	95.8				101.3

	Disposition by borrowers’ liquidation			(2.7)
	Reconstructive disposition			(5.9)
	Improvement in debtors’ performance due to reconstructive disposition			-
Breakdown of off-balancing by factor (*2)	Loan sales to market			(16.0)
	Direct write-offs			1.3
	Others			(132.1)
		Collection / repayment, etc.		(95.5)
		Improvement in debtors’ performance		(36.6)

	Total			(155.4)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry SMBC non-consolidated (1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Sep. 30, 2016			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,341,720	100.0	3,269,358	50,072,362	100.0
Manufacturing	5,869,795	11.0	(98,312)	5,968,107	11.9
Agriculture, forestry, fisheries and mining	115,086	0.2	(6,719)	121,805	0.2
Construction	704,177	1.3	(6,825)	711,002	1.4
Transportation, communications and public enterprises	4,327,929	8.1	33,186	4,294,743	8.6
Wholesale and retail	3,993,806	7.5	44,676	3,949,130	7.9
Finance and insurance	6,990,156	13.1	(52,284)	7,042,440	14.1
Real estate and goods rental and leasing	7,697,582	14.4	683,397	7,014,185	14.0
Various services	3,964,732	7.5	10,402	3,954,330	7.9
Municipalities	685,808	1.3	(401,440)	1,087,248	2.2
Others	18,992,645	35.6	3,063,276	15,929,369	31.8
Overseas offices and Japan offshore banking accounts	17,739,541	100.0	(1,464,832)	19,204,373	100.0
Public sector	172,071	1.0	7,448	164,623	0.8
Financial institutions	1,158,837	6.5	(203,577)	1,362,414	7.1
Commerce and industry	14,777,836	83.3	(1,098,886)	15,876,722	82.7
Others	1,630,796	9.2	(169,816)	1,800,612	9.4
Total	71,081,261	-	1,804,526	69,276,735	-

Risk-monitored loans		(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	423,518	100.0	(55,228)	478,746	100.0
Manufacturing	82,650	19.5	1,676	80,974	16.9
Agriculture, forestry, fisheries and mining	153	0.0	(149)	302	0.1
Construction	12,236	2.9	(1,436)	13,672	2.9
Transportation, communications and public enterprises	37,359	8.8	(12,562)	49,921	10.4
Wholesale and retail	87,357	20.6	(8,567)	95,924	20.0
Finance and insurance	312	0.1	(3,279)	3,591	0.7
Real estate and goods rental and leasing	81,845	19.3	(5,703)	87,548	18.3
Various services	66,279	15.7	(8,870)	75,149	15.7
Municipalities	-	-	-	-	-
Others	55,321	13.1	(16,341)	71,662	15.0
Overseas offices and Japan offshore banking accounts	67,667	100.0	(14,159)	81,826	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	27,864	41.2	(11,583)	39,447	48.2
Others	39,802	58.8	(2,576)	42,378	51.8
Total	491,185	-	(69,388)	560,573	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2016			Mar. 31, 2016
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	450,581	70.0	(84,737)	535,318
Manufacturing	84,541	70.9	(3,749)	88,290
Agriculture, forestry, fisheries and mining	153	62.9	(149)	302
Construction	12,280	59.8	(1,417)	13,697
Transportation, communications and public enterprises	56,571	88.8	(14,747)	71,318
Wholesale and retail	90,391	55.1	(9,824)	100,215
Finance and insurance	966	68.5	(3,297)	4,263
Real estate and goods rental and leasing	82,041	55.0	(26,512)	108,553
Various services	67,502	59.0	(8,579)	76,081
Municipalities	-	-	-	-
Others	56,131	100.0	(16,464)	72,595
Overseas offices and Japan offshore banking accounts	71,534	54.6	(15,765)	87,299
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	30,249	60.7	(13,151)	43,400
Others	41,284	49.6	(2,614)	43,898
Total	522,115	66.9	(100,502)	622,617

Notes 1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2016 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Consumer loans	13,977,820	(170,264)	14,148,084
Housing loans	13,021,502	(185,692)	13,207,194
Self-residential purpose	10,424,966	(173,181)	10,598,147
Other consumer loans	956,318	15,429	940,889
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2016		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Outstanding balance	32,665,987	(1,194,736)	33,860,723
Ratio to total loans	61.2	(6.4)	67.6
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2016			Mar. 31, 2016
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	4,918,420	26.6	(485,395)	5,403,815	27.0
Indonesia	274,138	1.5	(15,299)	289,437	1.4
Thailand	609,238	3.3	(67,674)	676,912	3.4
Korea	247,364	1.3	(26,670)	274,034	1.4
Hong Kong	1,341,827	7.2	(149,600)	1,491,427	7.5
China	206,833	1.1	(66,047)	272,880	1.4
Taiwan	275,131	1.5	29,413	245,718	1.2
Singapore	1,084,324	5.9	(54,803)	1,139,127	5.7
India	404,340	2.2	(61,649)	465,989	2.3
Others	475,225	2.6	(73,066)	548,291	2.7
Oceania	1,539,000	8.3	(134,003)	1,673,003	8.4
Australia	1,414,411	7.6	(116,853)	1,531,264	7.7
Others	124,589	0.7	(17,150)	141,739	0.7
North America	6,164,138	33.3	(93,273)	6,257,411	31.3
United States	4,941,553	26.7	(13,271)	4,954,824	24.8
Others	1,222,585	6.6	(80,002)	1,302,587	6.5
Central and South America	1,521,587	8.2	(107,996)	1,629,583	8.2
Brazil	241,901	1.3	(38,305)	280,206	1.4
Panama	500,101	2.7	(28,851)	528,952	2.7
Others	779,585	4.2	(40,840)	820,425	4.1
Western Europe	2,819,900	15.2	(483,786)	3,303,686	16.5
United Kingdom	876,710	4.7	(292,838)	1,169,548	5.9
Ireland	538,328	2.9	(47,866)	586,194	2.9
Netherlands	519,601	2.8	11,482	508,119	2.5
Others	885,261	4.8	(154,564)	1,039,825	5.2
Eastern Europe	263,756	1.4	(195,109)	458,865	2.3
Russia	205,160	1.1	(190,835)	395,995	2.0
Others	58,596	0.3	(4,274)	62,870	0.3
Others	1,282,931	7.0	32,346	1,250,585	6.3
Total	18,509,732	100.0	(1,467,216)	19,976,948	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2016			Mar. 31, 2016
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	71,534	54.6	(15,765)	87,299
Asia	10,967	28.9	(3,163)	14,130
Oceania	4,271	-	(10,771)	15,042
North America	26,047	60.6	(11,593)	37,640
Central and South America	11,841	54.2	7,773	4,068
Western Europe	8,127	99.3	3,878	4,249
Eastern Europe	-	-	-	-
Others	10,278	49.1	(1,888)	12,166

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.

	2.	Reserve ratio
		= (Reserve for possible loas losses)/(Assets excluding amounts recoverable due to gurantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2016 (a)		Six months ended Sep 30, 2015 (b)
		(a) - (b)
Deposits	95,820,438	6,930,034	88,890,404
Domestic units	78,808,875	5,824,094	72,984,781
Loans	69,468,696	1,500,739	67,967,957
Domestic units	47,666,952	2,324,467	45,342,485
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2016 (a)		Sep. 30, 2015 (b)	Mar. 31, 2016 (Reference)
		(a) - (b)
Deposits	98,956,852	6,953,976	92,002,876	98,839,722
Domestic deposits (excluding Japan offshore banking accounts)	83,436,687	6,178,308	77,258,379	82,134,687
Individuals	42,725,146	777,371	41,947,775	42,312,525
Corporates	40,711,541	5,400,937	35,310,604	39,822,162
Loans	71,081,261	2,284,398	68,796,863	69,276,735
Domestic offices (excluding Japan offshore banking accounts)	53,341,720	4,351,585	48,990,135	50,072,362
Overseas offices and Japan offshore banking accounts	17,739,541	(2,067,186)	19,806,727	19,204,373
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2016 (a)		Mar. 31, 2016 (b)
		(a) - (b)
Balance of investment trusts	2,216.9	(225.1)	2,442.0
Balance to individuals	1,860.1	(217.4)	2,077.5
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2016 (a)		Six months ended Sep. 30, 2015 (b)
		(a) - (b)
Sales of investment trusts to individuals	174.4	(249.2)	423.6

Sales of pension-type insurance to individuals	61.3	(9.5)	70.8

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated
			Sep. 30, 2016	Change from Mar. 31, 2016	Mar. 31, 2016
(a) Total deferred tax assets	(b-c)	1	240.7	(18.0)	258.7
(b) Subtotal of deferred tax assets		2	495.8	(8.8)	504.6
Reserve for possible loan losses and write-off of loans		3	120.1	(11.8)	131.9
Taxable write-off of securities		4	275.2	(0.6)	275.8
Others		5	100.5	3.6	96.9
(c) Valuation allowance		6	255.1	9.2	245.9
(d) Total deferred tax liabilities		7	486.5	(21.6)	508.1
Net unrealized gains on other securities		8	395.2	(31.2)	426.4
Others		9	91.3	9.6	81.7
Net deferred tax assets	(a-d)	10	(245.8)	3.6	(249.4)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(446.2)	17.5	(463.7)
Others		12	200.4	(13.9)	214.3

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)
	FY3/2014	FY3/2015	FY3/2016	1H, FY3/2017
Income of final tax return before deducting operating loss carryforwards	501.8	643.7	548.1	219.6

  Note:    The figure for 1H, FY3/2017 was estimated in interim closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated		(Billions of yen, %)
	Sep. 30, 2016 [Preliminary]		Mar. 31, 2016
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	17.45	0.43	17.02

(2) Tier 1 capital ratio (5) / (7)	13.73	0.05	13.68

(3) Common equity Tier 1 capital ratio (6) / (7)	12.04	0.23	11.81

(4) Total capital	11,353.9	118.0	11,235.9

(5) Tier 1 capital	8,934.3	(97.4)	9,031.7

(6) Common equity Tier 1 capital	7,832.7	36.2	7,796.5

(7) Risk weighted assets	65,049.9	(961.7)	66,011.6

(8) Required capital (7) X 8%	5,204.0	(76.9)	5,280.9

SMBC consolidated
(1) Total capital ratio	18.68	0.49	18.19

(2) Tier 1 capital ratio	14.62	0.04	14.58

(3) Common equity Tier 1 capital ratio	13.22	0.18	13.04

SMBC non-consolidated
(1) Total capital ratio	20.54	1.07	19.47

(2) Tier 1 capital ratio	15.83	0.54	15.29

(3) Common equity Tier 1 capital ratio	14.02	0.58	13.44

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2016		Six months ended Sep. 30, 2015
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	9.4	(1.4)	10.8

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2017

(1) Earnings targets

Consolidated	(Billions of yen)
	FY3/2017		FY3/2016
		Change	Result
Ordinary profit	960.0	(25.3)	985.3
Profit attributable to owners of parent	700.0	53.3	646.7

SMBC non-consolidated	(Billions of yen)
	FY3/2017		FY3/2016
		Change	Result
Gross banking profit	1,640.0	105.7	1,534.3
Expenses	(815.0)	(9.5)	(805.5)
Banking profit (before provision for general reserve for possible loan losses)	825.0	96.2	728.8
Total credit cost	(50.0)	(53.2)	3.2
Ordinary profit	740.0	(7.9)	747.9
Net income	600.0	(9.2)	609.2

(2) Dividends forecast			(Yen)
	FY3/2017		FY3/2016
	Interim	Annual	Result
Dividend per share for common stock	75	150	150

Reference:			(Billions of yen)
	FY3/2017		FY3/2016
	Interim	Annual	Result
Total dividend	105.8	211.5	211.5

Sumitomo Mitsui Financial Group

Reference 1: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2016		Mar. 31, 2016
	(a)	Change (a) - (b)	(b)
Assets

Cash and due from banks	35,298,147	(3,564,578)	38,862,725

Call loans	940,558	40,964	899,594

Receivables under resale agreements	528,769	169,451	359,318

Receivables under securities borrowing transactions	2,527,556	(271,299)	2,798,855

Monetary claims bought	964,209	14,103	950,106

Trading assets	2,736,443	(775,514)	3,511,957

Securities	22,525,289	(3,076,867)	25,602,156

Loans and bills discounted	71,081,261	1,804,526	69,276,735

Foreign exchanges	1,547,217	(11,035)	1,558,252

Other assets	2,551,675	419,806	2,131,869

Tangible fixed assets	821,713	(9,613)	831,326

Intangible fixed assets	224,941	4,767	220,174

Prepaid pension cost	278,812	(1,105)	279,917

Customers’ liabilities for acceptances and guarantees	6,736,789	(300)	6,737,089

Reserve for possible loan losses	(324,775)	32,411	(357,186)

Reserve for possible losses on investments	(41,983)	(20,518)	(21,465)
Total assets	148,396,626	(5,244,804)	153,641,430

Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen	)

	Sep. 30, 2016		Mar. 31, 2016
	(a)	Change (a) - (b)	(b)
Liabilities

Deposits	98,956,852	117,130	98,839,722

Negotiable certificates of deposit	10,646,973	(3,781,365)	14,428,338

Call money	868,032	(239,793)	1,107,825

Payables under repurchase agreements	725,474	229,238	496,236

Payables under securities lending transactions	3,290,068	1,915,788	1,374,280

Commercial paper	1,220,018	(760,135)	1,980,153

Trading liabilities	2,382,454	(605,361)	2,987,815

Borrowed money	7,369,910	(498,401)	7,868,311

Foreign exchanges	853,671	(278,125)	1,131,796

Bonds	4,052,155	(722,917)	4,775,072

Due to trust account	1,013,637	92,317	921,320

Other liabilities	1,983,085	(941,410)	2,924,495

Reserve for employee bonuses	13,414	(455)	13,869

Reserve for executive bonuses	-	(566)	566

Reserve for point service program	771	(315)	1,086

Reserve for reimbursement of deposits	10,654	(4,720)	15,374

Deferred tax liabilities	245,777	(3,650)	249,427

Deferred tax liabilities for land revaluation	31,801	(36)	31,837

Acceptances and guarantees	6,736,789	(300)	6,737,089
Total liabilities	140,401,541	(5,483,079)	145,884,620
Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	2,466,290	(3,908)	2,470,198

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	695,246	(3,908)	699,154

Retained earnings	2,595,812	180,823	2,414,989

Other retained earnings	2,595,812	180,823	2,414,989

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,374,310	180,822	2,193,488

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,623,095	176,914	6,446,181

Net unrealized gains (losses) on other securities	1,139,955	(93,955)	1,233,910

Net deferred gains (losses) on hedges	204,028	155,322	48,706

Land revaluation excess	28,005	(6)	28,011

Total valuation and translation adjustments	1,371,989	61,361	1,310,628
Total net assets	7,995,084	238,274	7,756,810
Total liabilities and net assets	148,396,626	(5,244,804)	153,641,430
Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2016 (a)		Six months ended Sep. 30, 2015 (b)
		Change (a) - (b)
Ordinary income	1,276,098	109,480	1,166,618
Interest income	859,005	102,927	756,078
Interest on loans and discounts	481,012	(7,002)	488,014
Interest and dividends on securities	323,117	111,632	211,485
Trust fees	873	32	841
Fees and commissions	246,564	(6,198)	252,762
Trading income	39,106	11,998	27,108
Other operating income	91,237	33,389	57,848
Other income	39,309	(32,669)	71,978
Ordinary expenses	795,835	44,226	751,609
Interest expenses	219,127	34,960	184,167
Interest on deposits	57,340	15,913	41,427
Fees and commissions payments	94,659	5,790	88,869
Trading losses	-	-	-
Other operating expenses	8,975	(9,643)	18,618
General and administrative expenses	431,204	13,356	417,848
Other expenses	41,869	(236)	42,105
Ordinary profit	480,262	65,254	415,008
Extraordinary gains	1	(3,636)	3,637
Extraordinary losses	1,806	(1,226)	3,032
Income before income taxes	478,457	62,845	415,612
Income taxes - current	66,459	(44,063)	110,522
Income taxes - deferred	13,903	(5,904)	19,807
Total income taxes	80,363	(49,967)	130,330
Net income	398,094	112,812	285,282

 Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2016	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	699,154	1,656	219,845	2,193,488	(210,003)	6,446,181
Changes in the period
Corporate reorganization (by subsidiaries)			(3,908)					(3,908)
Cash dividends						(217,277)		(217,277)
Net income						398,094		398,094
Reversal of land revaluation excess						5		5
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	(3,908)	-	-	180,822	-	176,914
Balance at the end of the period	1,770,996	1,771,043	695,246	1,656	219,845	2,374,310	(210,003)	6,623,095

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,233,910	48,706	28,011	1,310,628	7,756,810
Changes in the period
Corporate reorganization (by subsidiaries)					(3,908)
Cash dividends					(217,277)
Net income					398,094
Reversal of land revaluation excess					5
Net changes in items other than stockholders’ equity in the period	(93,955)	155,321	(6)	61,360	61,360
Net changes in the period	(93,955)	155,321	(6)	61,360	238,274
Balance at the end of the period	1,139,955	204,028	28,005	1,371,989	7,995,084

 Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

Reference 2: Exposure to securitized products
1. Securitized products	Managerial accounting basis

Consolidated								(Billions of yen)
	Sep. 30, 2016						Mar. 31, 2016
	Balances (after provisions and write- offs)				Net unrealized gains/losses (after write- offs)		Balances (after provisions and write- offs)		Net unrealized gains/losses (after write- offs)
								Overseas
		Change from Mar. 2016	Overseas	Change from Mar. 2016		Change from Mar. 2016
Cards, etc.	289.6	27.0	279.8	28.5	1.3	0.7	262.5	251.2	0.6
CLO	39.6	0.0	39.6	0.0	1.6	(0.1)	39.6	39.6	1.7
CMBS	1.1	(9.0)	1.1	(9.0)	0.0	(0.3)	10.1	10.1	0.3
RMBS, etc.	23.4	(7.4)	23.4	(7.4)	0.3	(0.1)	30.8	30.8	0.4
Total	353.7	10.6	343.9	12.1	3.2	0.2	343.1	331.8	3.0

Notes	1.	Balance of ABCP is null.

	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Leveraged loans

Consolidated	(Billions of yen)

	Sep. 30, 2016				Mar 31, 2016
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2016		Change from Mar. 2016
Europe	333.5	(48.1)	72.2	(9.0)	381.6	81.3
Japan	350.7	(1.9)	60.6	20.3	352.5	40.3
United States	152.8	(11.3)	56.7	(7.6)	164.0	64.2
Asia (ex.Japan)	82.5	(39.4)	2.8	(0.2)	121.9	3.0
Total	919.5	(100.6)	192.3	3.5	1,020.1	188.8